OMB APPROVAL
                  UNITED STATES                    ----------------------------
         SECURITIES AND EXCHANGE COMMISSION        OMB Number:  3235-0145
               Washington, D.C. 20549              Expires:    October 31, 1994
                                                   Estimated average burden
                                                   hours per response ... 14.90


                      SCHEDULE 13G

         Under the Securities Exchange Act of 1934

                     (Amendment No. 3)


                             XOMA CORPORATION
-------------------------------------------------------------------------------
                             (Name of Issuer)

                Common Stock, par value $.0005 per share
-------------------------------------------------------------------------------
                     (Title of Class of Securities)

                               983907106
             -------------------------------------------
                           (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  3100                                              Schedule 13G
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP No. [983907106]           13G                Page   2    of    8  Pages
          -----------                                  -------    ------
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     ORTELIUS TRADING L.P.;    13-3512778
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)      [ ]
                                                        (b)      [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
-------------------------------------------------------------------------------
   NUMBER OF     5  SOLE VOTING POWER
    SHARES              0
 BENEFICIALLY    --------------------------------------------------------------
   OWNED BY      6  SHARED VOTING POWER
    EACH         --------------------------------------------------------------
  REPORTING      7  SOLE DISPOSITIVE POWER
                       0
 PERSON WITH     --------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
       0
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

-------------------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

  3100                                              Schedule 13G
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP No. [983907106]              13G            Page   3    of    8  Pages(3)
          -----------                                  -----     ------
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     GDK, Inc.
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) [ ]
                                                        (b) [ ]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
       British Virgin Islands
-------------------------------------------------------------------------------
 NUMBER OF      5    SOLE VOTING POWER
  SHARES               1,610,148
BENEFICIALLY    ---------------------------------------------------------------
 OWNED BY       6    SHARED VOTING POWER
  EACH          ---------------------------------------------------------------
REPORTING       7   SOLE DISPOSITIVE POWER
                      1,610,148
PERSON WITH     ---------------------------------------------------------------
8    SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
       1,610,148
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.5%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON
       BD
-------------------------------------------------------------------------------
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)      Name of Issuer:

     XOMA Corporation


Item 1(b).     Address of Issuer's Principal Executive Offices:

     2910 Seventh Street
     Berkeley, California  94710


Item 2(a).  Name of Person Filing:

     This Amendment 3 to Form 13G is being filed by (i) GDK, Inc., a corporation formed under the laws of the British Virgin Islands ("GDK"), with respect to shares of common stock of the issuer (the "Common Stock") beneficially owned by it as of December 31, 1995, and (ii) Ortelius Trading L.P., a Delaware limited partnership ("Ortelius"), with respect to shares of the Common Stock beneficially owned by it as of December 31, 1995.

     As of December 31, 1995, Ortelius no longer beneficially owned any shares of Common Stock.

     Pursuant to Rule 13d-3(d)(1), the aggregate number of shares of Common Stock beneficially owned by GDK as of December 31, 1995 is 1,610,148. This total is comprised of 1,610,148 shares of Common Stock underlying 7,807 shares of the Senior Convertible Preferred Stock, Series B of the Issuer (the "Preferred Stock"). As of December 31, 1995, GDK also had a short position of 1,050,000 shares of Common Stock. Caxton Corporation, a Delaware corporation ("Caxton"), is GDK's trading advisor. Subject to termination of its contractual relationship with GDK by a vote of its Board of Directors, Caxton acts on behalf of GDK as its trading advisor. In such capacity, Caxton directs GDK's securities investments and is vested with authority over the voting and disposition of the shares of Preferred and Common Stock.


Item 2(b).  Address of Principal Business Office, or, if None,
            Residence:

     The address of the principal office of Ortelius Trading L.P. is 667 Madison Avenue, 10th floor, New York, New York 10021. The address of the principal office of GDK, Inc. is c/o Leeds Management Limited, 129 Front Street, Penthouse, Hamilton HM12 Bermuda.


Item 2(c).  Citizenship:
            Ortelius: Delaware
            GDK: British Virgin Islands

                    Page 4 OF 8 pages

Item 2(d).  Title of Class of Securities:   Common Stock, $.0005
                                            par value per share


Item 2(e).  CUSIP Number:  983907106


Item 3. The reporting persons originally filed as a group, in accordance with Rule 13d-1(b)(1)(ii)(H). Each of the reporting persons is a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934. Subsequent to the disposition of the Common Stock beneficially owned by Ortelius, Ortelius filed Form BDW in order to withdraw its broker-dealer registration.


Item 4.   Ownership.

     (a) Amount beneficially owned: The amount of securities beneficially owned by Ortelius as of December 31, 1995 is zero. The amount of securities beneficially owned by GDK as of December 31, 1995 is 1,610,148, consisting, pursuant to Rule 13d-3(d)(1), of 1,610,148 shares of Common Stock underlying 7,807 shares of Preferred Stock. As of December 31, 1995, GDK also had a short position of 1,050,000 shares of Common Stock.

     As of October 25, 1995, Ortelius transferred to GDK a warrant to purchase 893,605 shares of Common Stock for a nominal consideration of $100.00. The warrant expired unexercised on December 21, 1995. At all times while owned by GDK, the exercise price of the warrant was substantially in excess of the market price of the Common Stock.

     (b) Percent of class: As of December 31, 1995, Ortelius beneficially owned 0.0% of the class of Common Stock. As of December 31, 1995, GDK beneficially owned 5.5% of the class of Common Stock.

     During the period October 25, 1995 to December 21, 1995, GDK beneficially owned approximately 11% of the class of Common Stock (comprised of 1,486,297 shares of Common Stock through December 19, 1995 (and thereafter, as a result of a change in the conversion price, 1,610,148 shares of Common Stock) underlying 7,807 shares of Preferred Stock and 1,787,210 shares of Common Stock underlying warrants which expired on December 21, 1995).

     (c)  Number of shares as to which Ortelius has:

          (i) Sole power to vote or to direct the vote: 0
         (ii) Shared power to vote or to direct the vote:  0
        (iii) Sole power to dispose or to direct the disposition
              of:   0
         (iv) Shared power to dispose or to direct the
              disposition of:  0

                    Page 5 of 8 pages

          Number of shares as to which GDK has:

          (i) Sole power to vote or to direct the vote: 1,610,148
         (ii) Shared power to vote or to direct the vote:  0
        (iii) Sole power to dispose or to direct the disposition
              of:   1,610,148
         (iv) Shared power to dispose or to direct the
              disposition of:  0


Item 5. Ownership of Five Percent or Less of a Class. Ortelius has ceased to be the beneficial owner of more than five percent of the Common Stock.


Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.    NA


Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.    NA


Item 8.   Identification and Classification of Members of the
          Group.

          Each of the reporting persons is filing as a broker or dealer registered under Section 15 of the Securities Exchange Act of 1934.


Item 9.   Notice of Dissolution of Group.   NA


Item 10.  Certification.

     By signing below, each of the reporting persons hereby certifies that , to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                Page 6 of 8 pages

                            SIGNATURE

  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.


February    , 1996
-------------------------
Date

GDK, INC.



  By:--------------------------------
     Maxwell Quin
     Secretary



  By:-------------------------------
     Nitin Aggarwal
     President


                         Page 7 of 8 pages

                            SIGNATURE

  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.



February    , 1996
------------------
Date

ORTELIUS TRADING L.P.

  By:  Caxton Corporation



     By:--------------------------
          Peter D'Angelo
          President


                         Page 8 of 8 pages